Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-1 333-204979) and related Prospectus of Delcath Systems, Inc. for the registration of units each unit consisting of one share of common stock, one Series A warrant to purchase one share of common stock, and Series B warrants, each to purchase one unit with an aggregate initial offering price not to exceed $10,000,000, and to the incorporation by reference therein of our report dated March 11, 2015, with respect to the consolidated financial statements of Delcath Systems, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

July 7, 2015